Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The Bank of New York Mellon Corporation:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 28, 2014, with respect to the consolidated balance sheets of The Bank of New York Mellon Corporation and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013.

/s/ KPMG LLP

New York, New York

August 14, 2014